UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Anchorage Gateway
Anchorage Quay
Salford M50 3XE England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC (Registrant)

Date: March 29, 2013

By: /s/ Linda Seddon
Linda Seddon
Authorized Signatory for and on behalf of Luxfer Holdings PLC

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release dated March 29, 2013, Luxfer Announces Filing of 2012 Annual Report on Form 20-F